Exhibit 99.1

Gridsum Announces Completion of Investment from FutureX Capital

BEIJING, May 7, 2018 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced the completion of its issuance and sale of a US$40 million convertible note (the “Note”) to FutureX Innovation SPC (the “Investor”), an affiliate of FutureX Capital Limited (“FutureX”), for a total consideration of US$40 million. FutureX is an emerging China-based private equity firm led by Cynthia Zhang, who founded the overseas PE platform of ChinaAMC, a leading asset manager in China. FutureX’s key areas of focus include technology, software and AI. The issuance and sale of the Note were made pursuant to the convertible note purchase agreement dated April 30, 2018 (the “Note Purchase Agreement”) between the Company and the Investor. In accordance with the Note Purchase Agreement, the Company also entered into a registration rights agreement with the Investor.

Mr. Guosheng Qi, Chief Executive Officer of Gridsum, commented, “The completion of this financing is a positive sign of the support Gridsum has from the capital markets, and our focus on the future of our business, core competencies, and addressable markets. Strengthening our balance sheet will put us in a better position to continue enhancing our big-data analytics and AI solutions, and to expand our capability and leadership in the AI industry in China.”

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; unexpected difficulties and potential delays in filing annual or other reports with the SEC; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com